SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING, HELD ON SEPTMBER 03, 2007

Date, time and place: Held on September 03, 2007, at 5:00 p.m., at Rua Gomes de Carvalho, nº 1.629, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A., Vila Olímpia, in the Capital of the State of São Pulo (“Company”). Attendance: all the members of the Company’s Board of Directors. Presiding Board: Constantino de Oliveira Jr. – as chair of the meeting; Henrique Constantino – to be the Secretary. Call: Waived, due to the attendance of all the members of the Company’s Board of Directors. Agenda: Resolve on: (I) resignation of David Barioni Neto from the office of Vice-President Officer; (II) election of the new Vice-President Officer. Resolutions taken: After necessary clarifications, the following resolutions were approved by unanimous voting: (I) resignation of David Barioni Neto from the office of Vice-President Officer, pursuant to the copy of Instrument of Resignation attached hereto (attachment 1); and (II) election of Fernando Rockert de Magalhães, Brazilian, married, aeronaut, graduated in Law and Executive MBA in Corporate Management by Fundação Getúlio Vargas – FGV, bearer of Identity Card RG n.º 8.539.475 -0 SSP/SP and enrolled with the CPF/MF under n.º 276.178.827 -34, domiciled in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, n.º 1.629, Vila Olímpia, for the vacant office of Vice-President Officer, with a term of office until the next following General Shareholders’ Meeting, pursuant to the copy of Instrument of Investiture attached hereto (attachment II). The Officer herein appointed declares not have been convicted for any crime provided for in the law. Adjournment of the Meeting and Drawing-up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, September 03, 2007.

___________________________________	___________________________________
Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 04, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.